Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

Hall of Fame Resort & Entertainment Company, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Section 4.1 of the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety as follows:

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 305,000,000, of which 300,000,000 shares shall be common stock of the par value $0.0001 per share (“Common Stock”) and 5,000,000 shares shall be preferred stock of the par value of $0.0001 per share (“Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each twenty-two (22) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who, immediately prior to the Effective Time, own a number of shares of Common Stock which is not evenly divisible by the reverse stock split ratio shall, with respect to such fractional interest, be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) from the Corporation in lieu of such fractional interest in an amount equal to the product obtained by multiplying (i) the average closing price per share of the Common Stock as reported on the Nasdaq Capital Market for the five trading days preceding but not including the date of the Effective Time (with such average closing price being adjusted to give effect to the Reverse Stock Split) and (ii) the fraction of a share of Common Stock to which the stockholder is otherwise entitled. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of whole shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment shall become effective as of December 27, 2022 at 12:01 a.m.

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

/s/ Michael Crawford
Name:	Michael Crawford
Title:	President and Chief Executive Officer